Exhibit 2.1

Execution Version

CONFIDENTIAL

THIRTEENTH WAIVER AND AGREEMENT

This THIRTEENTH WAIVER AND AGREEMENT, dated as of December 22, 2019 (this “Waiver”), is by and among Genworth Financial, Inc., a Delaware corporation (the “Company”), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People’s Republic of China (“Parent”), and Asia Pacific Global Capital USA Corporation, a Delaware corporation (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party” and collectively, the “Parties”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain (i) Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), (ii) Waiver and Agreement, dated as of August 21, 2017, (iii) Second Waiver and Agreement, dated as of November 29, 2017, (iv) Third Waiver and Agreement, dated as of February 23, 2018, (v) Fourth Waiver and Agreement, dated as of March 27, 2018, (vi) Fifth Waiver and Agreement, dated as of June 28, 2018, (vii) Sixth Waiver and Agreement, dated as of August 14, 2018, (viii) Seventh Waiver and Agreement, dated as of November 30, 2018, (ix) Eighth Waiver and Agreement, dated as of January 30, 2019, (x) Ninth Waiver and Agreement, dated as of March 14, 2019, (xi) Tenth Waiver and Agreement, dated as of April 29, 2019, (xii) Eleventh Waiver and Agreement, dated as of June 30, 2019, and (xiii) Twelfth Waiver and Agreement, dated as of August 12, 2019 (the “Twelfth Waiver”);

WHEREAS, pursuant to Section 7.l(b) of the Merger Agreement, it is a condition to the obligations of each of the Parties to effect the Merger that, prior to the Effective Time, the Parties shall have obtained the required non-PRC Regulatory Approvals including the Parent Approvals referred to in Section 7.l(b) of the Parent Disclosure Letter, the Company Approvals referred to in Section 7.l(b) of the Company Disclosure Letter and any other approvals from any Government Entity with competent jurisdiction for which the failure to obtain such approval would subject the Company, Parent, or their respective Affiliates, or any of their respective directors, officers, other employees or Representatives to any criminal liability;

WHEREAS, Section 8.2(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if the Merger shall not have been consummated by August 31, 2017 (the “End Date”), whether such date is before or after the date of adoption of the Merger Agreement by the stockholders of the Company referred to in Section 7.l(a) of the Merger Agreement; provided, that the right to terminate the Merger Agreement under Section 8.2(a) of the Merger Agreement shall not be available to any Party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of the Merger Agreement by such Party;

WHEREAS, pursuant to Section l(a) of the Twelfth Waiver, each of the Parties waived its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the Twelfth Waiver End Date (as defined in the Twelfth Waiver);

WHEREAS, as of the date hereof, certain approvals required under Section 7.l(b) of the Merger Agreement have not been obtained (the “Outstanding Approvals”) and the Parties have reasonably determined that certain of such Outstanding Approvals will not be obtained by the Twelfth Waiver End Date; and

WHEREAS, the board of directors of each of the Parties has determined that it is in such Party’s best interests and the best interests of its stockholder or stockholders (as applicable) for the Parties to continue to be bound by the Merger Agreement and each of the Parties desires to waive its right to terminate the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement prior to the Thirteenth Waiver End Date (as defined below) as set forth in Section 1 of this Waiver;

WHEREAS, each of the Parties desires to waive certain provisions of the Merger Agreement as and to the extent expressly provided in this Waiver, subject to the terms and conditions herein; and

WHEREAS, as of the date hereof, each of the Parties has reasonably determined and therefore acknowledges that (i) each of the Parties has performed its obligations under the Merger Agreement in all material respects including the obligation to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, as soon as practicable, and (ii) there has been no breach of any representation, warranty, covenant, or agreement under the Merger Agreement on the part of any of the Parties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions set forth in this Waiver, the Parties, each intending to be legally bound, hereby acknowledge and agree as follows:

SECTION 1. WAIVER OF TERMINATION RIGHT.

(a)    Each of the Company and Parent hereby irrevocably waives its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the date that is the earliest to occur of (i) March 31, 2020, (ii) in the event that after the date hereof any Governmental Entity imposes or requires any term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action that applies to any member of the Parent Group or the Company Group (each, a “Condition”) in connection with any Parent Approval or Company Approval with respect to the Merger, that (A) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in the orders, consents, approvals, permits or authorizations issued by Governmental Entities with respect to the Merger that are in effect on the date hereof, (B) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in such Governmental Entity’s order, consent, approval, permit or authorization with respect to the Merger as in effect on the date hereof, or (C) would require the Merger to be consummated on terms that are materially and adversely different from those set forth in the filings and applications (as amended) that were reflected prior to the date hereof in formal submissions to any Governmental Entity and that formed the basis upon which such Governmental Entity heretofore issued its order, consent, approval or authorization with respect to the Merger, including with respect to the funding of the Aggregate Merger Consideration to be paid at Closing, the date on which Parent, in its sole discretion, notifies the Company expressly in writing that it will not agree to any such Conditions, specifying that such notice is given under this Section l(a)(ii), or (iii) in the event that, on or after the date on which the last to be satisfied or waived of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived (such date, the “Satisfaction Date”), the Company or Parent, each in its sole discretion, determines that the Company and Parent have failed to agree upon a date as the Closing Date pursuant to Section 2 hereof, the date on which such party, in its sole discretion, notifies the other party expressly in writing of its decision to accelerate the End Date to the date of such notice, specifying that such notice is given under this Section l(a)(iii) (whichever date is applicable under clauses (i) through (iii), the “Thirteenth Waiver End Date”). For the avoidance of doubt, all references to “End Date” in the Merger Agreement shall mean the Thirteenth Waiver End Date, and each Party acknowledges and agrees that the waiver set forth in Section 1(a) of the Twelfth Waiver shall hereby be terminated and be of no further force and effect.

(b)    Each Party hereby irrevocably waives the limitation contained in the proviso in Section 8.2(a) of the Merger Agreement with respect to the other Party’s right to terminate the Merger Agreement pursuant to such Section 8.2(a), and acknowledges that such other Party’s termination right on or after the End Date will be unconditional.

SECTION 2. CLOSING DATE.

Notwithstanding Section 1.2 of the Merger Agreement, the Closing shall take place on a date to be mutually agreed upon in writing between the Company and Parent, and such date shall be the “Closing Date” in the Merger Agreement. It is acknowledged and agreed that each of Parent and the Company may, in its sole and absolute discretion, (a) propose any date after the Satisfaction Date as the Closing Date and/or (b) withhold its consent or agreement for any date proposed by the other as the Closing Date.

SECTION 3. GENERAL ACKNOWLEDGEMENTS AND WAIVERS.

(a)    The Company hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of Parent or Merger Sub and (ii) irrevocably waives any claim against each of Parent and Merger Sub based upon or arising out of any actual or alleged breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.3(a) and Section 8.5 (as applicable).

(b)    Parent hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of the Company and (ii) irrevocably waives any claim against the Company based upon or arising out of any actual or alleged breach by the

Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.4(b) and Section 8.5 (as applicable).

(c)    Upon a valid termination of the Merger Agreement by either the Company or Parent in accordance with its terms:

(i)    The Company, for itself and for the Company Group, irrevocably waives, releases and discharges any claim or cause of action of every kind and nature, whether known or unknown, suspected or unsuspected, concealed or hidden, against each and every member of Parent Group, based upon facts or circumstances existing or occurring on or prior to the date of such termination, relating in any way to the Merger Agreement, the transactions under the Merger Agreement and the termination of the Merger Agreement, including (A) any such claims under Laws, (B) any claims alleging a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement (for the avoidance of doubt, including any “willful or intentional breach” (as defined under the Merger Agreement)), and (C) any claims under Section 8.5(c) of the Merger Agreement, and agrees not to bring or threaten to bring or otherwise join in any claim or Proceeding against any member of Parent Group relating to, arising out of or in connection with the foregoing whether in law, equity or otherwise; and

(ii)    Parent for itself and for the Parent Group, irrevocably waives, releases and discharges any claim or cause of action of every kind and nature, whether known or unknown, suspected or unsuspected, concealed or hidden, against each and every member of Company Group, based upon facts or circumstances existing or occurring on or prior to the date of such termination, relating in any way to the Merger Agreement, the transactions under the Merger Agreement and the termination of the Merger Agreement, including (A) any such claims under Laws, (B) any claims alleging a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement (for the avoidance of doubt, including any “willful or intentional breach” (as defined under the Merger Agreement)), and (C) any claims under Section 8.5(b) of the Merger Agreement, and agrees not to bring or threaten to bring or otherwise join in any claim or Proceeding against any member of Company Group relating to, arising out of or in connection with the foregoing whether in law, equity or otherwise.

SECTION 4. GENERAL PROVISIONS.

(a)    Except as expressly provided herein, nothing in this Waiver shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the Merger Agreement (including Section 6.5 of the Merger Agreement) or shall be deemed or construed to amend, supplement or modify the Merger Agreement or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect.

(b)    The following provisions from the Merger Agreement shall be incorporated into, and be effective with respect to, this Waiver as if set forth herein in their entirety: Section 9.2 (Modification or Amendment), Section 9.4 (Counterparts), Section 9.5 (Governing Law; Arbitration; Specific Performance; Sovereign Immunity), Section 9.6 (Notices), Section 9.9 (Obligations of Parent and of the Company), Section 9.11 (Severability), Section 9.12 (Interpretation; Construction) and Section 9.13 (Assignment).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Waiver as of the date first written above.

GENWORTH FINANCIAL, INC.

By:	/s/ Thomas J. McInerney
Name:	Thomas J. McInerney
Title:	President and Chief Executive Officer

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

By:	/s/ Xiaoxia Zhao
Name:	Xiaoxia Zhao
Title:	Director and General Manager

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

By:	/s/ Xiaoxia Zhao
Name:	Xiaoxia Zhao
Title:	President

[Signature Page to Thirteenth Waiver and Agreement]